 Exhibit 99.1

9 December 2021

National Grid plc ('National Grid' or 'Company')

Scrip Dividend for 2021/22 Interim Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 3 December 2021, the dividend record date. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2021/22 interim dividend is 1015.80 pence. This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt (ADR) holders, the scrip ADR reference price for the 2021/22 interim dividend is US$67.3374. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's https://www.nationalgrid.com/investors/shareholder-information/dividends/scrip-dividend-scheme and from Equiniti (0800 169 7775).

2021/22 interim dividend timetable:

18 November 2021	2021/22 half year results and interim dividend amount declared – 17.21 pence per ordinary share; $1.1573 per ADR*
2 December 2021	ADRs and ordinary shares go ex-dividend
3 December 2021	Record date for the 2021/22 interim dividend
9 December 2021	Scrip reference price announced
20 December 2021 (5pm London time)	Scrip Election Date for 2021/22 interim dividend
19 January 2022	2021/22 interim dividend paid to qualifying shareholders

*The figure shown is gross of a $0.01 per ADR interim dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2021/22 interim dividend.  This fee does not apply to ADRs received through the scrip dividend.

Megan Barnes
Head of Company Secretariat